Exhibit 99.1

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988
January 26, 2010
Mr. John M. Fields, Jr.
Executive Vice President and Chief Financial Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676
Dear Mr. Fields:
     This letter sets forth the agreement between Oritani Bank, the wholly-owned subsidiary of Oritani Financial Corp. (the “Company”), which in turn is the majority-owned subsidiary of Oritani Financial Corp., M.H.C., Township of Washington, New Jersey (the “MHC”), and RP® Financial, LC. (“RP Financial”) whereby RP Financial will provide the independent conversion appraisal services in conjunction with the second step conversion transaction by the Company. The scope, timing and fee structure for these appraisal services are described below.
     These appraisal services will be directed by Ronald S. Riggins and/or William E. Pommerening, Managing Directors, with the assistance of a team of senior members of RP Financial.
Description of Appraisal Services
     In conjunction with the appraisal services, RP Financial will conduct a financial due diligence, including on-site interviews of senior management and reviews of historical and pro forma financial information and other documents and records, to gain insight into the operations, financial condition, profitability, market area, risks and various internal and external factors of the Company, all of which will be considered in estimating the pro forma market value of the Company in accordance with the applicable regulatory appraisal guidelines. RP Financial will prepare a detailed written valuation report of the Company that will be fully consistent with applicable regulatory appraisal guidelines and standard pro forma valuation practices. The appraisal report will include an analysis of the Company’s financial condition and operating results, as well as an assessment of the Company’s interest rate risk, credit risk and liquidity risk. The appraisal report will incorporate an evaluation of the Company’s business strategies, market area, prospects for the future and the intended use of proceeds. A peer group analysis relative to certain relatively comparable publicly-traded banking companies will be conducted for the purpose of determining appropriate valuation adjustments for the Company relative to the peer group.
     We will review pertinent sections of the Company’s prospectus and conduct discussions with representatives of the Company to obtain necessary data and information for the appraisal report, including key deal elements such as dividend policy, use of proceeds, reinvestment rate, tax rate, offering expenses, and characteristics of stock plans.

Washington Headquarters
Three Ballston Plaza	Direct: (703) 647-6543
1100 North Glebe Road, Suite 1100	Telephone: (703) 528-1700
Arlington, VA 22201	Fax No.: (703) 528-1788
E-Mail: rriggins@rpfinancial.com	Toll-Free No.: (866) 723-0594

Mr. John M. Fields, Jr.
January 26, 2010

     The original appraisal report will establish a midpoint pro forma market value in accordance with the applicable regulatory requirements. The appraisal report may be periodically updated throughout the conversion process, and there will be at least one updated appraisal that would be prepared at the time of the closing of the stock offering to determine the number of shares to be issued in accordance with the conversion regulations.
     RP Financial agrees to deliver the original appraisal report and subsequent updates, in writing, to the Company at the above address in conjunction with the filing of the regulatory conversion applications and amendments thereto. Subsequent updates will be filed promptly as certain events occur which would warrant the preparation and filing of such appraisal updates pursuant to regulatory guidelines.
     Further, RP Financial agrees to perform such other services as are necessary or required in connection with the regulatory review of the appraisal and respond to the regulatory comments, if any, regarding the valuation original appraisal and subsequent updates.
     RP Financial expects to formally present the appraisal report, including the appraisal methodology, peer group selection and assumptions, to the Board of Directors for review and consideration. If appropriate, RP Financial will present subsequent updates to the Board.
Fee Structure and Payment Schedule
     The Company agrees to pay RP Financial fees for preparation and delivery of the original appraisal report and subsequent appraisal updates as shown in the detail below, plus reimbursable expenses. Payment of these fees shall be made according to the following schedule:
•	$15,000 upon execution of this letter of agreement engaging RP Financial’s appraisal services;

•	$110,000 upon delivery of the completed original appraisal report; and

•	$15,000 upon delivery of each subsequent appraisal update report required in conjunction with the regulatory application and stock offering. It is anticipated that there will be at least one appraisal update report, specifically the update to be prepared in conjunction with the completion of the stock offering.
     The Company will reimburse RP Financial for reasonable out-of-pocket expenses incurred in preparation of the original appraisal and subsequent updates. Such out-of-pocket expenses will likely include travel, printing, telephone, facsimile, shipping, reasonable counsel fees, computer and data services, and will not exceed $10,000 in the aggregate, without the Company’s authorization to exceed this level.
     In the event the Company shall, for any reason, discontinue the proposed transaction prior to delivery of the completed original appraisal report or subsequent updates and payment of the corresponding fees, the Company agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time

Mr. John M. Fields, Jr.
January 26, 2010

expenses, not to exceed the respective fee caps noted above, after applying full credit to the initial retainer fee towards such payment, together with reasonable out-of-pocket expenses, subject to the cap on such expenses as set forth above. RP Financial’s standard billing rates range from $75 per hour for research associates to $400 per hour for managing directors.
     If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Company and RP Financial. Such unforeseen events shall include, but not be limited to, material changes to the structure of the transaction such as inclusion of a simultaneous business combination transaction, material changes in the conversion regulations, appraisal guidelines or processing procedures as they relate to conversion appraisals, material changes in management or procedures, operating policies or philosophies, and excessive delays or suspension of processing of conversion applications by the regulators such that completion of the conversion transaction requires the preparation by RP Financial of a new appraisal.
Covenants, Representations and Warranties
     The Company and RP Financial agree to the following:
     1. The Company agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Company to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall promptly return to the Company the original and any copies of such information.
     2. The Company represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of the Company’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.
     3. (a) The Company agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective members, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorneys fees, and all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Company to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or

Mr. John M. Fields, Jr.
January 26, 2010

otherwise made available by the Company to RP Financial; or (iii) any action or omission to act by the Company, or the Company’s respective officers, directors, employees or agents, which action or omission is undertaken in bad faith or is negligent. The Company will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Reasonable time devoted by RP Financial to situations for which RP Financial is deemed entitled to indemnification hereunder, shall be an indemnifiable cost payable by the Company at the normal hourly professional rate chargeable by such employee.
          (b) RP Financial shall give written notice to the Company of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter. In the event the Company elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, the Company shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by the Company hereunder within five days after the final non-appealable determination of such contest either by written acknowledgement of the Company or a decision of a court of competent jurisdiction or alternative adjudication forum, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder. If the Company does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to the Company’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by the Company of detailed billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.
          (c) Subject to the Company’s right to contest under Section 3(b) hereof, the Company shall pay for or reimburse the reasonable expenses, including reasonable attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Company: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; (2) a written undertaking to repay the advance if it ultimately is determined in a final, non-appealable adjudication of such proceeding that it or he is not entitled to such indemnification; and (3) a detailed invoice of the expenses for which reimbursement is sought.
          (d) In the event the Company does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.
     This agreement constitutes the entire understanding of the Company and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the Commonwealth of Virginia. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.
     The Company and RP Financial are not affiliated, and neither the Company nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other. RP Financial represents and warrants that it is not aware of any fact or

Mr. John M. Fields, Jr.
January 26, 2010

circumstance that would cause it not to be “independent” within the meaning of the conversion regulations of the Office of Thrift Supervision or otherwise prohibit or restrict in anyway RP Financial from serving in the role of independent appraiser for the Company.
* * * * * * * * * * *
     Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter, together with the initial retainer fee of $15,000.

Sincerely,
/s/ Ronald S. Riggins
Ronald S. Riggins
President and Managing Director

Agreed To and Accepted By:	Mr. John M. Fields, Jr.	/s/ Mr. John M. Fields, Jr.

Executive Vice President and Chief Financial Officer

Upon Authorization by the Board of Directors For:	Oritani Bank, subsidiary of
Oritani Financial Corp.
Township of Washington, New Jersey
Date Executed: 2/4/10